UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

O2Micro International Limited

(Name of Issuer)

Ordinary Shares, par value US$0.00002 per share

(Title of Class of Securities)

67107W100*

(CUSIP Number)

Du Shyun-Dii Sterling
RmB, 2Fl, Zhangjian Mansion
No 289, Chun Xiao Rd, Pudong New Area
Shanghai Free Trade Zone
China 201203

Kuo Chuan-Chiung
3F., No. 1, Sec. 4
Nanjing E. Road
Songshan District
Taipei City, Taiwan 105

Telephone: (408) 987-5920

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 20, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1			NAMES OF REPORTING PERSONS Du Shyun-Dii Sterling (“Mr. Du”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3			SEC USE ONLY
4			SOURCE OF FUNDS SC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)		☐
6			CITIZENSHIP OR PLACE OF ORGANIZATION Taiwan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	134,348,050(1)
	8	SHARED VOTING POWER	0
	9	SOLE DISPOSITIVE POWER	134,348,050(1)
	10	SHARED DISPOSITIVE POWER	0
11			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 134,348,050 Ordinary Shares (as defined below)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.06%(1)
14			TYPE OF REPORTING PERSON IN

_________________________

(1)	Consists of: (i) 93,109,650 Ordinary Shares in the form of ADSs held by Mr. Du, and (ii) 41,238,400 Ordinary Shares that Mr. Du may purchase upon exercise of options within 60 days after the date hereof.

(2)	Percentage calculated based on 1,482,365,950 Ordinary Shares deemed to be outstanding with respect to the Reporting Persons (as defined below), which consists of: (i) 1,424,760,750 Ordinary Shares outstanding as of December 31, 2021, as reported in the Issuer’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 18, 2022 (the “Form 20-F”) and (ii) an aggregate of 57,605,200 Ordinary Shares issuable to the Reporting Persons upon exercise of their options within 60 days after the date hereof.

1			NAMES OF REPORTING PERSONS Kuo Chuan-Chiung (“Mr. Kuo”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3			SEC USE ONLY
4			SOURCE OF FUNDS SC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)		☐
6			CITIZENSHIP OR PLACE OF ORGANIZATION Taiwan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	43,816,900(1)
	8	SHARED VOTING POWER	0
	9	SOLE DISPOSITIVE POWER	43,816,900
	10	SHARED DISPOSITIVE POWER	0
11			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,816,900 Ordinary Shares (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.96%(2)
14			TYPE OF REPORTING PERSON IN

_________________________

(1)	Consists of: (i) 27,450,100 Ordinary Shares in the form of ADSs held by Mr. Kuo and (ii) 16,366,800 Ordinary Shares that Mr. Kuo may purchase upon exercise of options within 60 days after the date hereof.

(2)	Percentage calculated based on 1,482,365,950 Ordinary Shares deemed to be outstanding with respect to the Reporting Persons (as defined below), which consists of: (i) 1,424,760,750 Ordinary Shares outstanding as of December 31, 2021, as reported on the Form 20-F, (ii) an aggregate of 57,605,200 Ordinary Shares issuable to the Reporting Persons upon exercise of their options within 60 days after the date hereof.

Introductory Note

This statement on the Schedule 13D (the “Schedule 13D” or this “statement”) relates to the ordinary shares, par value US$0.00002 (the “Ordinary Shares”) of O2Micro International Limited, a Cayman Islands company (the “Company”) whose principal executive offices are located at Grand Pavilion Commercial Centre, West Bay Road, P.O. Box 32331 Grand Cayman KY1-1209, Cayman Islands.

The Issuer’s American depositary shares (the “ADSs”), each representing 50 Ordinary Shares of the Issuer, are listed on the NASDAQ Global Select Market under the symbol “OIIM.”

Item 2. Identity and Background.

This Schedule 13D is being jointly filed by Messrs. Du and Kuo (collectively the “Reporting Persons,” and each, a “Reporting Person”).

Mr. Du’s principal occupation is the chairman and chief executive officer of the Issuer and he is a citizen of Taiwan. The business address of Mr. Du is RmB, 2Fl, Zhangjian Mansion, No 289, Chun Xiao Rd, Pudong New Area, Shanghai Free Trade Zone, China 201203.

Mr. Kuo’s principal occupation is the chief financial officer and a director of the Issuer and he is a citizen of Taiwan. The business address of Mr. Kuo is 3F., No. 1, Sec. 4, Nanjing E. Road, Songshan District, Taipei City, Taiwan 105.

During the last five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

This Statement is not being filed in connection with any acquisition or disposition of equity securities of the Issuer by the Reporting Persons and, consequently, no funds were used by the Reporting Persons for such purpose.

The information set forth in or incorporated by reference in Items 4 of this statement is incorporated herein by reference in its entirety.

Item 4. Purpose of Transaction.

The information set forth in Item 3 is incorporated by reference in its entirety into this Item 4.

On May 20, 2022, the Reporting Persons entered into a consortium agreement (the “Consortium Agreement”) with FNOF Precious Honour Limited, a company incorporated under the laws of British Virgin Islands (“Forebright,” together with Messrs. Du and Kuo, the “Consortium”), pursuant to which the Consortium will cooperate in good faith to acquire all of the outstanding Ordinary Shares (including Ordinary Shares represented by ADSs) not already owned by the Consortium (the “Transaction”). The Consortium Agreement provides, among other things, that the Reporting Persons and the other party thereto have agreed that during the period beginning on the date of the Consortium Agreement and ending on the 12-month anniversary of the date of the Consortium Agreement, each party thereto shall work exclusively with the other parties thereto to implement the Transaction and shall not, either directly or through any affiliate, make, solicit, encourage, facilitate or join with or invite any other person to be involved in the making of, a competing acquisition proposal. Moreover, each party to the Consortium Agreement has irrevocably agreed to vote, and to cause its affiliates to vote, any Ordinary Shares beneficially owned by such party or its affiliate, or which may be beneficially owned by such party or its affiliates in the future, in favor of the Transaction and any related transactions. Each party to the Consortium Agreement has also agreed not to, and to cause its affiliates not to, transfer any Ordinary Shares beneficially owned by such party or its affiliates (including any voting right or power or economic interest therein), or which may be beneficially owned by such party or its affiliates in the future, to any person unless such transfer (i) is a permitted transfer set forth in the Consortium Agreement or (ii) has been previously approved in writing by the other parties to the Consortium Agreement.

On May 20, 2022, the Consortium submitted a preliminary non-binding proposal (the “Proposal”) to the Issuer’s board of directors expressing its interest in participating in the transaction initially proposed by Forebright in a preliminary non-binding proposal letter dated March 14, 2022 (which was included as Exhibit A to Exhibit 99.2 of the Form 6-K furnished by the Issuer to the SEC on March 18, 2022) for the Transaction. Under the Proposal, members of the Consortium propose to acquire all of the outstanding equity of the Issuer (including shares represented by ADSs) that is not already owned by the Consortium or otherwise rolled over in the Transaction, for US$5.50 in cash per ADS or US$0.11 per Ordinary Share, representing a premium of 82% to the Issuer’s last closing price of US$3.03 on May 19, 2022 and a premium of 82% and 66% to the volume-weighted average closing price during the last 10 and 30 trading days immediately preceding May 20, 2022, respectively.

If the Transaction is entered into and consummated, the ADSs will be delisted from the NASDAQ Global Select Market, and the Issuer’s obligation to file periodic reports under the Act will terminate. In addition, the consummation of the Transaction could result in one or more of the actions specified in clauses (a)-(j) of Item 4 of Schedule 13D, including, among others, the acquisition or disposition of securities of the Issuer, a merger or other extraordinary transaction involving the Issuer, a change to the board of directors of the Issuer (as the surviving company in the merger), and a change in the Issuer’s memorandum and articles of association to reflect that the Issuer would become a privately held company.

No assurance can be given that any proposal, any definitive agreement or any transaction relating to the Transaction will be entered into or consummated. The Proposal provides that a binding obligation with respect to the Transaction will result only from the execution of definitive agreements, and then only on the terms and conditions provided in such documentation.

The foregoing descriptions of the Consortium Agreement and the Proposal are not complete and are qualified in their entirety by the text of such documents, each of which is attached as an exhibit hereto and is incorporated herein by reference.

Except as indicated above, the Reporting Persons have no plans or proposals which relate to or would result in any of the actions specified in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)-(b)       The responses of each Reporting Person to Rows (7) through (13), including the footnotes thereto, of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5.

By virtue of their actions in respect of the Transaction as described herein, the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Act. As a member of a group, each of the Reporting Persons may be deemed to beneficially own the Ordinary Shares beneficially owned by the members of the group as a whole; thus, each Reporting Person may be deemed to beneficially own an aggregate of 178,164,950 outstanding Ordinary Shares, which represents approximately 12.02% of the total issued and outstanding share capital of the Issuer. Except as otherwise stated herein, each Reporting Person expressly disclaims any beneficial ownership of the Ordinary Shares or ADSs held by each other Reporting Person.

(c)       Except for the transaction as described in Item 4 above, the Reporting Persons did not effect any transactions in the Issuer’s securities within the past 60 days.

(d)       Other than the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Reporting Persons’ securities of the Issuer.

(e)       Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Pursuant to Rule 13d-1(k) promulgated under the Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this Statement and any amendment or amendments hereto, which is attached hereto as Exhibit 7.1 and incorporated herein by reference.

The Consortium Agreement and the Proposal, which have been filed as Exhibit 7.2 and Exhibit 7.3 to this Schedule 13D, respectively, are incorporated herein by reference in their entirety. In addition, the information set forth in Items 3, 4 and 5 of this this Schedule 13D is incorporated by reference in its entirety into this Item 6. To the best knowledge of the Reporting Persons, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

7.1.	Joint Filing Agreement, dated June 3, 2022, among the Reporting Persons.

7.2	Consortium Agreement, dated May 20, 2022, by and among Mr. Du Shyun-Dii Sterling, Mr. Kuo Chuan-Chiung and FNOF Precious Honour Limited.

7.3	Proposal Letter to the board of directors of O2Micro International Limited, dated May 20, 2022, from Mr. Du Shyun-Dii Sterling, Mr. Kuo Chuan-Chiung and FNOF Precious Honour Limited.

SIGNATURES

After reasonable inquiry and to the best of his and its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 3, 2022

/s/ Du Shyun-Dii Sterling
Du Shyun-Dii Sterling

/s/ Kuo Chuan-Chiung
Kuo Chuan-Chiung

[Signature page to 13D]